                            UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                         (Amendment No. _____)


                       VOICE IT WORLDWIDE, INC.
   _________________________________________________________________________
                           (Name of Issuer)

                            COMMON STOCK
   __________________________________________________________________________
                     (Title of Class of Securities)

                              92861K100
                     __________________________
                            (CUSIP Number)

                                    13G
CUSIP No. __92861K100__
_____________________________________________________________________________
1.   NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

     Renaissance Capital Growth & Income Fund III, Inc.          75-2533518

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.   SOLE VOTING POWER
     2,578,947 shares
_____________________________________________________________________________
6.   SHARED VOTING POWER
     None
_____________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     2,578,947 shares
_____________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,578,947 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     28.5%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     IV
_____________________________________________________________________________

ITEM 1.

     a, b.     Voice It Worldwide, Inc.                 ( Company )
               2643 Midpoint Drive, Suite A
               Fort Collins, CO 80525

ITEM 2.

     (a)       Name of Person Filing
               Renaissance Capital Growth & Income Fund III, Inc. ( Filer )

     (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210 LB-59
               Dallas, TX 75206-1857

     (c)       Citizenship
               Texas

     (d)       Title of Class of Securities
               Common Stock

     (e)       CUSIP Number
               75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______     Broker or Dealer registered under Section 15 of the Act
     (b) ______     Bank as defined in section 3(a)(6) of the Act
     (c) ______     Insurance Company as defined in section 3(a)(19) of the
                    Act
     (d) __X___     Investment Company registered under section 8 of the
                    Investment Company Act
     (e) ______     Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
     (f) ______     Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund; see section 240.13d-
                    1(b)(1)(ii)(F)
     (g) ______     Parent Holding Company, in accordance with section
                    240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h) ______     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

     (a)       Amount Beneficially Owned:

        On October 27, 1995, the Company and the Filer entered into an 8% Convertible Debenture Loan Agreement for $2,450,000, convertible at
        $0.95 per share.    The Filer also received from the Company Warrants
        to Purchase 940,000 shares, which the Filer executed in December, 1997.

        Total number of shares beneficially owned at December 31, 1997 is 2,578,947.

     (b)       Percent of Class
               28.5%
     (c)       Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:
                    2,578,947
        (ii)   shared power to vote or to direct the vote:
                    None
        (iii)  sole power to dispose or to direct the disposition of:
                    2,578,947
        (iv)   shared power to dispose or to direct the disposition of:
                    None

Item 5.        Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not applicable.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 22, 1998
                              _______________/S/_________________________
                                        Signature

                              Vance M. Arnold, Executive Vice President
                              Renaissance Capital Group, Inc.
                              Investment Advisor
                              ___________________________________________
                                        Name and Title